DENTSPLY International Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in thousands except ratios)	Year Ended December 31,
	2014	2013	2012	2011	2010
Consolidated Earnings:
Pre-tax income from continuing operations	$404,373	$369,335	$330,679	$256,111	$357,656
before adjustment for income or loss from
equity interests

Add fixed charges computed below	69,709	72,717	82,186	66,761	37,172

Net adjustments for capitalized interest	79	16	52	52	43

Consolidated Earnings Available for Fixed Charges	$474,161	$442,068	$412,917	$322,924	$394,871

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$46,910	$49,625	$56,851	$43,814	$25,089

Interest expense - capitalized	241	160	60	132	22

Amortization of deferred financing	4,607	4,984	7,045	8,023	428

One-third of rental expense representing reasonable approximation of the interest factor	17,951	17,948	18,230	14,792	11,633

Consolidated Fixed Charges	$69,709	$72,717	$82,186	$66,761	$37,172

Consolidated Ratio of Earnings to Fixed Charges	6.80	6.08	5.02	4.84	10.62

(a) Does not include interest related to uncertain tax positions.